FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 22 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

GlaxoSmithKline plc

Document
r
egarding
special r
esolutions
passed at the
Company's
A
nnual General
M
eeting
on
21

May 200
8

Two copies of all
the
resolutions passed
under
special business at the
Company's
AGM on
21
 May 200
8

have been submitted to the
UK Listing Authority
and will shortly be available
for inspection via the UK Listing Authority
's
D
ocument
V
iewing
Fa
c
ility situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000
.

S M Bicknell
Company Secretary

22

May 200
8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 22 2008

                                                                                                       By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc